

September 19, 2013

Via E-mail
Mr. Robert C. Batman
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

Re: **Emeritus Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed March 4, 2013
        Form 10-Q for the Quarter Ended June 30, 2013
        Filed August 2, 2013
        Response dated August 28, 2013
        File No. 001-14012

Dear Mr. Batman:

We have reviewed your response letter and have the following comment. As noted in our letter dated August 20, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2013

Note 2. Summary of Significant Accounting Policies and Use of Estimates

Segment Information, page 8

1.   We note your response to our comment 3. As previously requested, please tell us why your ancillary services operating segment is not presented as an "all other" reportable segment under ASC 280-10-50-15.

Mr. Robert C. Batman
Emeritus Corporation
September 19, 2013
Page 2

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director